

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 18, 2017

Long Yi
Chief Financial Officer and Director
China Commercial Credit, Inc.
No. 1 Zhongying Commercial Plaza
Zhong Ying Road, Wujiang, Suzhou
Jiangsu Province, China

      Re: China Commercial Credit, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed April 6, 2017
              File No. 001-36055

Dear Mr. Yi:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Era Anagnosti

                         Era Anagnosti
                         Legal Branch Chief
                         Office of Financial Services